Exhibit 99.1

NOVA MINERALS LIMITED

ACN 006 690 348

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the 2025 Annual General Meeting (“Meeting”) of the shareholders of Nova Minerals Limited (ACN 006 690 348) (“the Company” or “Nova”) will be held as a virtual meeting using technology on 10 November 2025 at 10:00am (AEDT/ Melbourne time).

Further details in respect of each of the resolutions proposed in this Notice of Annual General Meeting (“Notice”) are set out in the Explanatory Memorandum (“Memorandum”) accompanying this Notice. Details of the resolutions contained in the Memorandum should be read together with, and form part of, this Notice.

Details of how to attend the Meeting virtually are set out in the letter to shareholders on or around the date of this Notice.

VOTING BY PROXY

To vote by proxy, you must complete and lodge the Proxy Form using one of the following methods:

Online

Lodge the Proxy Form online at https://investor.automic.com.au/#/home by following the instructions: Login to the Automic website using the holding details as shown on the Proxy Form. Click on ‘View Meetings’ – ‘Vote’. To use the online lodgement facility, Shareholders will need their holder number (Securityholder Reference Number (SRN) or Holder Identification Number (HIN)) as shown on the front of the Proxy Form.

For further information on the online proxy lodgement process please see the Online Proxy Lodgement Guide at https://www.automicgroup.com.au/virtual-agms.

By post	Automic, GPO Box 5193, Sydney NSW 2001.
By hand	Automic, Level 5, 126 Phillip Street, Sydney NSW 2000.

Your Proxy instruction must be received not later than 48 hours before the commencement of the Meeting. Proxy Forms received later than this time will be invalid.

For details on how to complete and lodge the Proxy Form, please refer to the instructions on the Proxy Form.

In accordance with section 249L of the Corporations Act, Shareholders are advised that:

●	each Shareholder has a right to appoint a proxy;

●	the proxy need not be a Shareholder of the Company; and

●	a Shareholder who is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the Shareholder appoints 2 proxies and the appointment does not specify the proportion or number of the Shareholder’s votes, then in accordance with section 249X(3) of the Corporations Act, each proxy may exercise one-half of the votes.

Shareholders and their proxies should be aware that changes to the Corporations Act made in 2011 mean that:

●	if proxy holders vote, they must cast all directed proxies as directed; and

●	any directed proxies which are not voted will automatically default to the Chair, who must vote the proxies as directed.

Further details on these changes are set out below.

Proxy vote if appointment specifies way to vote

Section 250BB(1) of the Corporations Act provides that an appointment of a proxy may specify the way the proxy is to vote on a particular resolution and, if it does:

●	the proxy need not vote on a show of hands, but if the proxy does so, the proxy must vote that way (i.e. as directed); and

●	if the proxy has 2 or more appointments that specify different ways to vote on the resolution, the proxy must not vote on a show of hands;

●	if the proxy is the Chair, the proxy must vote on a poll, and must vote that way (i.e. as directed); and

●	if the proxy is not the Chair, the proxy need not vote on the poll, but if the proxy does so, the proxy must vote that way (i.e. as directed).

Transfer of non-chair proxy to chair in certain circumstances

Section 250BC of the Corporations Act provides that, if:

●	an appointment of a proxy specifies the way the proxy is to vote on a particular resolution at a meeting of the Company’s shareholders;

●	the appointed proxy is not the Chair;

●	at the meeting, a poll is duly demanded on the resolution or is otherwise required by section 250JA of the Corporations Act; and

●	either of the following applies:

○	the proxy is not recorded as attending the meeting; or

○	the proxy does not vote on the resolution,

the Chair is taken, before voting on the resolution closes, to have been appointed as the proxy for the purposes of voting on the resolution at the meeting.

VOTING ON THE DAY

1.	Open your internet browser and go to investor.automic.com.au.

2.	Login with your username and password or click “register” if you haven’t already created an account. Shareholders are encouraged to create an account prior to the start of the meeting to ensure there is no delay in attending the virtual meeting.

3.	After logging in, a banner will display at the bottom of your screen to indicate that the meeting is open for registration, click on “Register” when this appears. Alternatively, click on “Meetings” on the left-hand menu bar to access registration.

4.	Click on “Register” and follow the steps.

5.	Click on the URL to join the webcast where you can view and listen to the virtual meeting.

6.	Once the Chair of the Meeting has declared the poll open for voting click on “Refresh” to be taken to the voting screen.

7.	Select your voting direction and click “confirm” to submit your vote. Note that you cannot amend your vote after it has been submitted.

AGENDA

2025 ANNUAL FINANCIAL STATEMENTS

To lay before the meeting and consider the Annual Financial Statements of the Company in respect of the year ended 30 June 2025 and comprising the Annual Financial Report, the Directors’ Report and the Auditor’s Report.

RESOLUTION 1: NON-BINDING RESOLUTION TO ADOPT REMUNERATION REPORT

To consider and, if thought fit, pass the following Resolution as a non-binding ordinary resolution:

“That the Company approve the adoption of the Remuneration Report, included in the Directors’ Report, for the financial year ended 30 June 2025.”

Voting Prohibition:

A vote on Resolution 1 must not be cast (in any capacity) by or on behalf of either of the following persons:

●	a member of the key management personnel, details of whose remuneration are included in the Remuneration Report; or

●	a closely related party of such a member (referred to herein as Restricted Voters).

However, a person (voter) may cast a vote on Resolution 1 as a proxy if the vote is not cast on behalf of a Restricted Voter and the voter is appointed as a proxy in writing that specifies the way the proxy is to vote on Resolution 1. The Chair may also exercise undirected proxies if the vote is cast on behalf of a person entitled to vote on Resolution 1 and the proxy appointment expressly authorises the Chair to exercise the proxy even if Resolution 1 is connected directly or indirectly with the remuneration of members of the key management personnel of the Company.

Voting Note:

Directors of the Company who are key management personnel whose remuneration details are included in the 2025 Remuneration Report, any other key management personnel whose remuneration details are included in the 2025 Remuneration Report, or any of their closely related parties, will not be able to vote on Resolution 1 or to vote undirected proxies held by them on Resolution 1.

RESOLUTION 2A: RE-ELECTION OF CRAIG BENTLEY AS A DIRECTOR

To consider and, if thought fit, pass the following Resolution as an ordinary resolution:

“That Craig Bentley, who retires by rotation in accordance with the Company’s Constitution and, being eligible, offers himself for re-election, be re-elected as a Director of the Company.”

RESOLUTION 2B: RE-ELECTION OF LOUIE SIMENS AS A DIRECTOR

To consider and, if thought fit, pass the following Resolution as an ordinary resolution:

“That Louie Simens, who retires by rotation in accordance with the Company’s Constitution and, being eligible, offers himself for re-election, be re-elected as a Director of the Company.”

RESOLUTION 3: ELECTION OF CHAIM (DOVI) BERGER AS A DIRECTOR

To consider and, if thought fit, pass the following Resolution as an ordinary resolution:

“That, for the purpose of the Company’s constitution and for all other purposes, Mr Chaim (Dovi) Berger, a Director appointed to fill a casual vacancy who retires in accordance with the constitution of the Company and, being eligible, offers himself for election, be elected as a Director.”

RESOLUTION 4: APPROVAL OF 10% PLACEMENT FACILITY

To consider, and if thought fit, pass the following Resolution as a special resolution:

“That for the purposes of ASX Listing Rule 7.1A, shareholders approve the Company having the capacity to issue fully paid ordinary shares in the capital of the Company up to the maximum number permitted under ASX Listing Rule 7.1A.2 at an issue price which is not less than 75% of the volume weighted average market (closing) price of the Company’s ordinary shares calculated over the last fifteen (15) days on which trades of the Company’s ordinary shares were recorded on ASX immediately before the date on which the issue price is agreed or the date the issue is made as described in the Memorandum which accompanied and formed part of this Notice.”

Voting Note:

If as at the time of the Meeting, the Company:

●	is included in the S&P/ASX 300 Index; and

●	has a market capitalisation of greater than AU$300 million,

this Resolution will be withdrawn.

Voting Exclusion Statement:

The Company will disregard any votes cast in favour of this Resolution 4 by or on behalf of any person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of ordinary securities in the entity) or any of their associates.

However, this does not apply to a vote cast in favour of Resolution 4 by:

●	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or

●	the chair of the Meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or

●	a holder acting solely as nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

○	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and

○	the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

RESOLUTION 5: RATIFICATION OF PRIOR ISSUE OF SHARES

To consider and, if thought fit, to pass the following Resolution as an ordinary resolution:

“That, for the purposes of ASX Listing Rule 7.4 and for all other purposes, shareholders ratify the prior issue of 78,504,000 fully paid ordinary shares at an issue price of A$0.235 (23.5 Australian cents) per share (represented by 1,308,400 ADSs at an issue price of US$9.25 per ADS) to existing and new unrelated investors as described in the Memorandum which accompanied and formed part of this Notice.”

Voting Exclusion Statement

The Company will disregard any votes cast in favour of Resolution 5 by or on behalf of a person who participated in the issue or is a counterparty to the agreement being approved or any associate of that person.

However, this does not apply to a vote cast in favour of Resolution 5 by:

●	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or

●	the chair of the Meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or

●	a holder acting solely as nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

○	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and

○	the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

RESOLUTION 6: APPROVAL OF ISSUE OF WARRANTS

To consider and, if thought fit, to pass the following Resolution as an ordinary resolution:

“That, for the purposes of ASX Listing Rule 7.1 and for all other purposes, shareholders approve the issue of up to 3,925,200 unlisted warrants represented by 65,420 ADSs (each warrant having an exercise price of A$0.3525 (35.25 Australian cents) per share (US$13.875 per ADS) and expiring 17 July 2030) to ThinkEquity LLC (or its nominee(s)) as described in the Memorandum which accompanied and formed part of this Notice.”

Voting Exclusion Statement

The Company will disregard any votes cast in favour of Resolution 6 by or on behalf of any person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of ordinary securities in the Company) and any of their associates.

However, this does not apply to a vote cast in favour of Resolution 6 by:

●	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or

●	the chair of the Meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or

●	a holder acting solely as nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

○	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and

○	the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

RESOLUTION 7: ADOPTION OF EMPLOYEE INCENTIVE SCHEME

To consider and, if thought fit, to pass the following Resolution as an ordinary resolution:

“That, for the purposes of Listing Rule 7.2 Exception 13(b) and for all other purposes, approval is given for the Company to adopt the employee incentive scheme as described in the Memorandum which accompanied and formed part of this Notice.”

Voting Exclusion Statement:

The Company will disregard any votes cast in favour of this Resolution 7 by or on behalf of a person who is eligible to participate in the employee incentive scheme or any of their associates.

However, this does not apply to a vote cast in favour of Resolution 7 by:

●	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or

●	the chair of the Meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or

●	a holder acting solely as nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

○	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and

○	the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Proxy Voting Prohibition – Resolution 7

Other than as set out below, a vote on Resolution 7 must not be cast as proxy by a Restricted Voter.

A Restricted Voter may cast a vote on Resolution 7 as a proxy if either:

●	the Restricted Voter is appointed as a proxy by writing that specifies the way the proxy is to vote on this resolution; or

●	the Restricted Voter is the chair and the written appointment of the chair as proxy:

○	does not specify the way the proxy is to vote on this resolution; and

○	expressly authorises the chair to exercise the proxy even though this resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel of the Company.

RESOLUTION 8A: APPROVAL FOR ISSUE OF OPTIONS – CHRISTOPHER GERTEISEN

To consider and, if thought fit, to pass the following Resolution as an ordinary resolution:

“That, for the purposes of ASX Listing Rule 10.14, section 195(4) of the Corporations Act and for all other purposes, shareholder approval is given for the issue of 4,125,000 options to Christopher Gerteisen (and/or his nominee(s)), as described in the Memorandum which accompanied and formed part of this Notice.”

A voting exclusion statement and proxy voting prohibition for resolution 8A is set out below.

RESOLUTION 8B: APPROVAL FOR ISSUE OF OPTIONS – LOUIE SIMENS

To consider and, if thought fit, to pass the following Resolution as an ordinary resolution:

“That, for the purposes of ASX Listing Rule 10.14, section 195(4) of the Corporations Act and for all other purposes, shareholder approval is given for the issue of 3,125,000 options to Louie Simens (and/or his nominee(s)), as described in the Memorandum which accompanied and formed part of this Notice.”

A voting exclusion statement and proxy voting prohibition for resolution 8B is set out below.

RESOLUTION 8C: APPROVAL FOR ISSUE OF OPTIONS – CRAIG BENTLEY

To consider and, if thought fit, to pass the following Resolution as an ordinary resolution:

“That, for the purposes of ASX Listing Rule 10.14, section 195(4) of the Corporations Act and for all other purposes, shareholder approval is given for the issue of 3,125,000 options to Craig Bentley (and/or his nominee(s)), as described in the Memorandum which accompanied and formed part of this Notice.”

A voting exclusion statement and proxy voting prohibition for resolution 8C is set out below.

RESOLUTION 8D: APPROVAL FOR ISSUE OF OPTIONS – AVI GELLER

To consider and, if thought fit, to pass the following Resolution as an ordinary resolution:

“That, for the purposes of ASX Listing Rule 10.14, section 195(4) of the Corporations Act and for all other purposes, shareholder approval is given for the issue of 1,375,000 options to Avi Geller (and/or his nominee(s)), as described in the Memorandum which accompanied and formed part of this Notice.”

A voting exclusion statement and proxy voting prohibition for resolution 8D is set out below.

RESOLUTION 8E: APPROVAL FOR ISSUE OF OPTIONS – RICHARD BEAZLEY

To consider and, if thought fit, to pass the following Resolution as an ordinary resolution:

“That, for the purposes of ASX Listing Rule 10.14, section 195(4) of the Corporations Act and for all other purposes, shareholder approval is given for the issue of 1,250,000 options to Richard Beazley (and/or his nominee(s)), as described in the Memorandum which accompanied and formed part of this Notice.”

A voting exclusion statement and proxy voting prohibition for resolution 8E is set out below.

Voting Exclusion Statement – Resolutions 8A to 8E

The Company will disregard any votes cast in favour of Resolutions 8A to 8E respectively by or on behalf of a person referred to in ASX Listing Rules 10.14.1, 10.14.2 or 10.14.3 who is eligible to participate in the employee incentive scheme in question and any of their associates.

However, this does not apply to a vote cast in favour of Resolutions 8A to 8E respectively by:

●	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or

●	the chair of the Meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or

●	a holder acting solely as nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

○	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and

○	the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Proxy Voting Prohibition – Resolutions 8A to 8E

Other than as set out below, a vote on Resolutions 8A to 8E respectively must not be cast as proxy by a Restricted Voter.

A Restricted Voter may cast a vote on Resolutions 8A to 8E respectively as a proxy if either:

●	the Restricted Voter is appointed as a proxy by writing that specifies the way the proxy is to vote on the resolution; or

●	the Restricted Voter is the chair and the written appointment of the chair as proxy:

○	does not specify the way the proxy is to vote on the resolution; and

○	expressly authorises the chair to exercise the proxy even though the resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel of the Company.

RESOLUTION 9: NON-BINDING RESOLUTION TO RATIFY APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To consider and, if thought fit, to pass the following Resolution as a non-binding ordinary resolution:

“To ratify the appointment of Grassi & & Co. CPAs, P.C. as the independent registered public accounting firm of the Company for the fiscal year ending 30 June 2026 for financial statements filed with the Securities and Exchange Commission (“SEC”).”

OTHER BUSINESS

To consider any other business that may be brought before the Meeting in accordance with the Constitution of the Company and the Corporations Act.

By the order of the Board

Ian Pamensky

Company Secretary

Dated: 15 September 2025

The accompanying Proxy Instructions and Memorandum form part of this Notice.

PROXY AND VOTING INSTRUCTIONS

Proxy Instructions

A member who is entitled to vote at a meeting may appoint:

● one proxy if the member is only entitled to one vote; and

● one or two proxies if the member is entitled to more than one vote.

Where more than one proxy is appointed each proxy may be appointed to represent a specific proportion of the member’s voting rights. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes in which case any fraction of votes will be disregarded.

The proxy form (and the power of attorney or other authority, if any, under which the proxy form is signed) or a copy or facsimile which appears on its face to be an authentic copy of the proxy form (and the power of attorney or other authority) must be lodged with the Company’s share registry not less than 48 hours before the time for holding the Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposes to vote.

The proxy form must be signed by the member or his/her attorney duly authorised in writing or, if the member is a corporation, in a manner permitted by the Corporations Act. A proxy given by a foreign corporation must be executed in accordance with the laws of that corporation’s place of incorporation.

The proxy may, but need not, be a member of the Company.

A proxy form is attached to this Notice.

If you sign the proxy form and do not appoint a proxy, you will have appointed the chair of the Meeting (Chair) as your proxy.

Corporate Representatives

Any corporation which is a member of the Company may authorise (by certificate under common seal or other form of execution authorised by the laws of that corporation’s place of incorporation, or in any other manner satisfactory to the Chair) a natural person to act as its representative at any general meeting.

Voting Entitlement

For the purposes of the Corporations Act and Corporations Regulations shareholders entered on the Company’s Register of Members as at 7.00pm (Melbourne time) on 8 November 2025 are entitled to attend and vote at the meeting.

On a poll, members have one vote for every fully paid ordinary share held. Holders of options are not entitled to vote.

How the Chair Will Vote Undirected Proxies

Subject to the restrictions as set out in the Notice, the Chair will vote undirected proxies in favour of all Resolutions.

Voting restrictions on Resolution 1 (Remuneration Report)

The Remuneration Report identifies key management personnel for the year ended 30 June 2025. Their closely related parties are defined in the Corporations Act 2001 (Cth) and include specified family members, dependents and companies they control. Each of these parties are defined as “Restricted Voters”.

Restricted Voters will not be able to vote on Resolution 1 or to vote undirected proxies held by them on Resolution 1 provided however that the Chair may vote undirected proxies on behalf of persons eligible to vote where expressly authorised to do so on the proxy form.

Proxy voting restrictions on Resolutions 7 and 8A to 8E

The Remuneration Report identifies key management personnel for the year ended 30 June 2025. Their closely related parties are defined in the Corporations Act 2001 (Cth) and include specified family members, dependents and companies they control. Each of these parties are defined as “Restricted Voters”.

Restricted Voters will not be able to vote undirected proxies held by them on Resolutions 7 and 8A to 8E provided however that the Chair may vote undirected proxies on Resolutions 7 and 8A to 8E on behalf of persons eligible to vote where expressly authorised to do so on the proxy form.

Special resolution

For a special resolution to be passed, at least 75% of the votes validly cast on the resolution by shareholders (by number of shares) must be in favour of the resolution. Resolution 4 is a special resolution.

NOVA MINERALS LIMITED

ACN 006 690 348

ANNUAL GENERAL MEETING

EXPLANATORY MEMORANDUM

This Memorandum has been prepared for the information of members of Nova Minerals Limited [ACN 006 690 348] (the “Company” or “Nova”) in connection with the business to be conducted at the 2025 Annual General Meeting (“Meeting”) of Shareholders of the Company to be held by virtual meeting on 10 November 2025 at 10:00am (AEDT/ Melbourne time).

This Memorandum should be read in conjunction with, and forms part of, the accompanying Notice.

BUSINESS

2025 Annual Financial Statements

Section 317 of the Corporations Act 2001 (Cth) (“the Corporations Act”) requires the Company’s Annual Financial Report, Directors’ Report, Remuneration Report and Auditor’s Report for the financial year ended 30 June 2025 to be laid before the Annual General Meeting. There is no requirement that Shareholders formally approve the reports.

The Financial Report contains the financial statements of the consolidated entity consisting of the Company and its controlled entities.

As permitted by the Corporations Act, a printed copy of the Company’s 2025 Annual Report has been sent only to those shareholders who have elected to receive a printed copy. A copy of the 2025 Annual Report is available from the Company’s website (www.novaminerals.com.au) and the ASX announcements page of the Company (www.asx.com.au, search code “NVA”).

The Chair will allow a reasonable opportunity at the Meeting for shareholders to ask questions. shareholders will also be given a reasonable opportunity at the meeting to ask the Company’s auditor questions about its audit report, the conduct of its audit of the Company’s financial report for the year ended 30 June 2025, the preparation and content of its audit report, the accounting policies adopted by the Company in its preparation of the financial statements and the independence of the Company’s auditor relating to the conduct of the audit.

There is no requirement for these reports to be formally approved by shareholders. No resolution is required to be moved in respect of this item.

Resolution 1: Non-binding Resolution - Remuneration Report

The Company is required pursuant to the Corporations Act, to propose a non-binding resolution regarding the 2025 Remuneration Report, which forms part of the Director’s Report in the 2025 Annual Financial Statements. The vote is advisory only and does not bind the Directors or the Company.

The Remuneration Report:

●	describes the policies behind, and the structure of, the remuneration arrangements of the Company and the link between the remuneration of executives and the Company’s performance;

●	sets out the remuneration arrangements in place for each Director and for certain members of the senior management team; and

●	explains the differences between the basis for remunerating non-executive Directors and senior executives, including the Chief Executive Officer.

Shareholders attending the Meeting will have an opportunity to discuss and put questions in respect of the Remuneration Report. The vote on this Resolution is advisory only and does not bind the Directors. However, the Board will take into account any discussion on this Resolution and the outcome of the vote on this Resolution when considering the future remuneration policies and practices of the Company.

Under the Corporations Act, if 25% or more of votes that are cast are voted against the adoption of the Remuneration Report at two consecutive AGM’s (treating this AGM as the first such meeting), shareholders will be required to vote at the second of those AGM’s on a resolution (a “spill resolution”) that another meeting be held within 90 days at which all of the Company’s Directors (other than the Managing Director and CEO) must be put up for re-election. The vote on the Remuneration Report contained in the Company’s 2024 Annual Financial Statements was passed with the support of more than 75% of votes thus a spill resolution will not be required in the event that 25% or more of votes that are cast are against the adoption of the 2025 Remuneration Report. However, in the event that 25% or more of votes that are cast are against the adoption of the 2025 Remuneration Report, shareholders should be aware that if there is a ‘no’ vote of 25% or more for the same resolution at the 2026 AGM the consequences are that it may result in the re-election of the Board.

Note that a voting prohibition applies to Resolution 1 on the terms set out in the Notice. In particular, Directors and other members of the key management personnel details of whose remuneration are included in the Remuneration Report or a closely related party of those persons must not vote on Resolution 1 and must not cast a vote as proxy, unless the proxy appointment gives a direction on how to vote provided however that the Chair may vote undirected proxies on behalf of persons eligible to vote where expressly authorised to do so on the proxy form.

Background to Resolutions 2A – 2B

Article 59(1) of the constitution of the Company (Constitution) requires that one-third of the Directors (other than the Managing Director) or, if their number is not a multiple of three, then the number nearest to but not more than one-third of the Directors, must retire from office at each AGM.

Article 59(2) of the Constitution requires that a Director must retire from office at the conclusion of the third annual general meeting after the Director was last elected, even if this results in more than one-third of all Directors retiring from office.

Article 59(3) of the Constitution provides that a retiring Director will be eligible for re-election.

Craig Bentley was elected, and Louie Simens was last re-elected, as a Director of the Company at the general meeting of the Company on 29 November 2022. Accordingly, both Craig Bentley and Louie Simens are required to retire by rotation in accordance with the Constitution and, being eligible, may seek re-election. Further details are set out below.

Resolution 2A: Re-election of Mr Craig Bentley as a Director

Craig Bentley, Director of Finance and Compliance, retires in accordance with the Constitution and, being eligible, seeks re-election pursuant to Resolution 2A.

Mr. Craig Bentley holds a Bachelor of Commerce and Administration degree, majoring in accountancy and commercial law. Mr Bentley held positions at Ernst and Young and worked internationally, including on the audit of the Bank of America and a special audit for an insurance company prior to IPO listing in the USA, amongst others. In addition, he has over 30 years of commercial and finance experience working in senior roles in multinational private enterprises. Mr Bentley is tasked with compliance and risk management and was instrumental in the Company’s recent successful U.S NASDAQ listing. Mr Bentley’s role also includes finance, marketing, and assisting with the company’s strategy during Nova’s forecasted rapid growth period.

The Board, with Craig Bentley abstaining from making a recommendation, recommend that shareholders vote in favour of Resolution 2A.

Resolution 2B: Re-election of Mr Louie Simens as a Director

Louie Simens, Executive Director, retires in accordance with the Constitution and, being eligible, seeks re-election pursuant to Resolution 2B.

Mr. Louie Simens served on our Board since December 2017, from Estelle greenfields to its current multi-million resource, and was our interim executive Chairman from April 2023 to July 23, 2024. Mr. Simens is responsible for managing our core business operations, which requires oversight of company-wide operational efficiencies and working with management and the board to review and implement strategic plans to facilitate growth. Mr. Simens has served as manager of our AK Custom Mining LLC subsidiary since 2017, our Alaska Range Resources LLC subsidiary since 2022 and our AK Operations LLC subsidiary since 2018. In addition, Mr. Simens has served as a director of our AKCM (AUST) Pty Ltd subsidiary since 2017. He has extensive experience in capital markets and running businesses, as well as in corporate restructuring, due diligence and mergers & acquisitions, where he utilizes his knowledge of corporate governance and project management. Mr. Simens has a successful track record spanning more than a decade, owning and operating contracting businesses in the fields of both civil and building construction. Mr. Simens has been a director of Benison Contractors Pty Ltd, his family construction group, since its inception on 5 July 2007. He also undertakes property development and investment. Mr. Simens was a Director of Snow Lake Resources Ltd (Nasdaq: LITM), an entity in which we previously held a significant interest, since November 2018 to May 2022 and was appointed Snow Lake’s Non-Executive Chairman in December 2020 after the company’s Nasdaq listing. He has also served as Non-Executive Chairman of Torian Resources Ltd. (now Asra Minerals (ASX: ASR)). Since February 2024, Mr. Simens has served as a Director of CryptAi Pty Ltd, an artificial intelligence investment company.

The Board, with Louie Simens abstaining from making a recommendation, recommend that shareholders vote in favour of Resolution 2B.

Resolution 3: Election of Chaim (Dovi) Berger as a Director

Article 57(1) of the Constitution provides that the Directors may appoint any person as a Director to fill a casual vacancy or as an addition to the existing Directors. Article 57(2) of the Constitution provides that a Director appointed under Article 57(1) will hold office until the next AGM when the Director may be elected.

Chaim (Dovi) Berger was appointed as a Director to fill a casual vacancy on 1 July 2025 and accordingly Chaim (Dovi) Berger retires as a Director and offers himself for election under Article 57(2) of the Constitution.

Mr. Dovi Berger has served as our Non-Executive Director and as a member of each of our Audit and Risk Committee and Remuneration and Nomination Committee since July 1, 2025. During the past five years, Mr. Berger has served as Managing Attorney at Berger Law Firm LLC (July 2019 – Present), a New York-based law firm where he has been lead transactional counsel to a multi-strategy family office, overseeing deal structuring, negotiation, and execution across private equity, real estate, and speciality finance transactions. In addition, Mr. Berger has served as an Assistant Professor at Touro University (September 2007 – Present), teaching courses in accounting, finance, and law. Touro College is not a parent, subsidiary, or affiliate of the Company. Mr Berger received his Bachelor of Science in Accounting from Touro College in 2003, his Master of Science in Accounting from CUNY Queens College in 2010 and his Juris Doctor from Benjamin N. Cardozo School of Law in 2013.’

The Board, with Chaim (Dovi) Berger abstaining from making a recommendation, recommend that shareholders vote in favour of Resolution 3.

Resolution 4: Approval of 10% placement facility

ASX Listing Rule 7.1A enables eligible entities to issue equity securities (as that term is defined in the ASX Listing Rules) up to 10% of their issued share capital through placements over a 12-month period after an AGM (“10% Placement Facility”). The 10% Placement Facility is in addition to a company’s 15% placement capacity under ASX Listing Rule 7.1. An eligible entity for the purposes of ASX Listing Rule 7.1A is an entity that is not included in the S&P/ASX 300 Index and has a market capitalisation of $300 million or less.

The Company is, at the date of the Notice, an eligible entity.

The Company is seeking shareholder approval by way of a special resolution to have the ability to issue equity securities under the 10% Placement Facility. The exact number of equity securities (if any) to be issued under the 10% Placement Facility will be determined in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 (refer below). The Company may use funds raised from any issue(s) under the 10% Placement Facility for the development of its existing business and any acquired business, or funding new projects or business opportunities and/or general working capital.

The Company obtained shareholder approval to make issues under ASX Listing Rule 7.1A at its 2024 AGM. This Shareholder approval will lapse on the earlier of 14 November 2025 (the date that is 12 months after the date of the 2024 AGM at which the approval was obtained) or the time and date of the 2025 AGM.

The Company seeks to refresh the shareholder approval so as to continue to be able to make issues under the 10% Placement Facility after the Meeting in accordance with ASX Listing Rule 7.1A.

If shareholders approve Resolution 4, the Company may be able to issue the number of equity securities under the 10% Placement Facility in accordance with the formula prescribed by ASX Listing Rule 7.1A.2 (as set out below). If shareholders do not approve Resolution 4, the Company will not be able to issue any equity securities under the 10% Placement Facility.

The Directors of the Company believe that Resolution 4 is in the best interests of the Company and unanimously recommend that Shareholders vote in favour of this Resolution 4.

DESCRIPTION OF LISTING RULE 7.1A

●	Shareholder approval

The ability to issue equity securities under the 10% Placement Facility is subject to shareholder approval by way of a special resolution at an AGM.

●	Equity securities

Any equity securities issued under the 10% Placement Facility must be in the same class as an existing quoted class of equity securities of the Company. The Company, as at the date of the Notice, has one class of quoted equity securities, being ordinary shares (NVA).

●	Formula for calculating 10% Placement Facility

ASX Listing Rule 7.1A.2 provides that eligible entities which have obtained shareholder approval at an AGM may, during the 10% Placement Period (defined below), issue a number of equity securities calculated in accordance with the following formula:

(A x D) – E

where:

A	is the number of shares on issue 12 months before the date of the issue or agreement to issue:

(i)	plus the number of fully paid shares issued in the 12 months under an exception in ASX Listing Rule 7.2 other than exception 9, 16 or 17;

(ii)	plus the number of fully paid ordinary shares issued in the relevant period on the conversion of convertible securities within ASX Listing Rule 7.2 exception 9, where:

a.	the convertible securities were issued or agreed to be issued before the commencement of the relevant period; or

b.	the issue of, or agreement to issue, the convertible securities was approved, or taken under those rules to have been approved, under ASX Listing Rule 7.1 or 7.4;

(iii)	plus the number of fully paid ordinary shares issued in the relevant period under an agreement to issue securities within ASX Listing Rule 7.2 Exception 16 where:

a.	the agreement was entered into before the commencement of the relevant period; or

b.	the agreement or issue was approved, or taken under those rules to have been approved, under ASX Listing Rule 7.1 or 7.4;

(iv)	plus the number of fully paid shares issued in the 12 months with approval of holders of shares under ASX Listing Rules 7.1 and 7.4;

(v)	plus the number of partly paid shares that became fully paid in the 12 months;

(vi)	less the number of fully paid shares cancelled in the 12 months.

Note:	“A” has the same meaning in ASX Listing Rule 7.1 when calculating an entity’s 15% placement capacity.

D	is 10%

E	is the number of equity securities issued or agreed to be issued under ASX Listing Rule 7.1A.2 in the 12 months before the date of the issue or agreement to issue that has not been subsequently approved by shareholders under ASX Listing Rule 7.4.

●	ASX Listing Rule 7.1 and ASX Listing Rule 7.1A

The ability of an entity to issue equity securities under ASX Listing Rule 7.1A is in addition to the entity’s 15% placement capacity under ASX Listing Rule 7.1. As at the date of this Notice, the Company has 401,501,417 fully paid ordinary shares on issue and will therefore have capacity to issue:

(i)	60,225,212 equity securities under Listing Rule 7.1 (15% capacity); and

(ii)	40,150,141 equity securities under Listing Rule 7.1A (10% Placement Facility).

The actual number of equity securities that the Company will have capacity to issue under ASX Listing Rule 7.1A will be calculated at the date of issue of the equity securities in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 (refer above).

●	Minimum Issue Price

The issue price of equity securities issued under ASX Listing Rule 7.1A must be not less than 75% of the VWAP of equity securities in the same class calculated over the 15 trading days immediately before:

(i)	the date on which the price at which the relevant equity securities are to be issued is agreed by the Company and the recipient of the relevant equity securities; or

(ii)	if the equity securities are not issued within 10 trading days of the date in paragraph (i) above, the date on which the equity securities are issued.

●	10% Placement Period

Shareholder approval of the 10% Placement Facility under ASX Listing Rule 7.1A is valid from the date of the AGM at which the approval is obtained and expires (and ceases to be valid) on the earlier to occur of:

(i)	the date that is 12 months after the date of the AGM at which the approval is obtained;

(ii)	the time and date of the next AGM of the Company; or

(iii)	the date of the approval by Shareholders of a transaction under ASX Listing Rules 11.1.2 (a significant change to the nature or scale of activities) or 11.2 (disposal of main undertaking),

(“10% Placement Period”).

●	ASX Listing Rule 7.1A

The effect of Resolution 4 will be to allow the Directors of the Company to issue the equity securities under ASX Listing Rule 7.1A during the 10% Placement Period separate to the Company’s 15% placement capacity under ASX Listing Rule 7.1. Resolution 4 is a special resolution and therefore requires approval of 75% of the votes cast by Shareholders present and eligible to vote (in person, by proxy, by attorney or, in the case of a corporate shareholder, by a corporate representative).

SPECIFIC INFORMATION REQUIRED BY ASX LISTING RULE 7.3A

Pursuant to and in accordance with ASX Listing Rule 7.3A, information is provided in relation to the approval of the 10% Placement Facility as follows:

●	Shareholder approval of the 10% Placement Facility under ASX Listing Rule 7.1A is valid for the 10% Placement Period.

●	Any equity security issued will be issued at an issue price of not less than 75% of the VWAP for the Company’s equity securities over the 15 trading days immediately before:

(i)	the date on which the price at which the relevant equity securities are to be issued is agreed by the Company and the recipient of the relevant equity securities; or

(ii)	if the equity securities are not issued within 10 trading days of the date in paragraph (i) above, the date on which the equity securities are issued.

●	If Resolution 4 is approved by the Shareholders and the Company issues equity securities under the 10% Placement Facility, the existing Shareholders’ voting power in the Company would be diluted as shown in the below table (in the case of options, only if the options are exercised). There is a risk that:

(i)	the market price for the Company’s equity securities may be significantly lower on the date of the issue of the equity securities than on the date of the Meeting; and

(ii)	the equity securities may be issued at a price that is at a discount to the market price for the Company’s equity securities on the issue date,

which may have an effect on the quantum of funds raised by the issue of the equity securities.

The table below shows the dilution of existing shareholders on the basis of the current market price of the Company’s ordinary shares and the current number of ordinary securities for variable “A” calculated in accordance with the formula in ASX Listing Rule 7.1A.2 as at the date of the Notice. The table also shows:

●	Two examples where variable “A” has increased by 50% and 100%. Variable “A” is based on the number of ordinary shares the Company has on issue as at the date of the Notice. The number of ordinary shares on issue may increase as a result of issues of ordinary shares that do not require shareholder approval (for example, a pro-rata entitlements issue or scrip issued under a takeover offer) or future specific placements under ASX Listing Rule 7.1 that are approved at a future shareholders’ meeting.

●	Two examples of where the price of ordinary shares has decreased by 50% and increased by 50% as against the deemed market price (being $0.34 (34 cents), being the closing price of the Company’s fully paid ordinary shares at close of trading on 7 August 2025).

			Dilution
Variable “A” in ASX Listing Rule 7.1A.2		$0.17	$0.34	$0.51
		50% decrease in Deemed Price	Deemed Price	50% Increase in Deemed Price
Current Variable A	10% Voting Dilution	40,150,141 shares	40,150,141 shares	40,150,141 shares

401,501,417	Funds raised	$6,825,523.97	$13,651,047.94	$20,476,571.91

50% increase in	10% Voting Dilution	60,225,213 shares	60,225,213 shares	60,225,213 shares
current Variable A

602,252,126	Funds raised	$10,238,286.04	$20,476,572.08	$30,714,858.12

100% increase in	10% Voting Dilution	80,300,283 shares	80,300,283 shares	80,300,283 shares
current Variable A

803,002,834	Funds raised	$13,651,048.18	$27,302,096.36	$40,953,144.53

The table above has been prepared on the following assumptions:

●	The Company issues the maximum securities available under the ASX Listing Rule 7.1A being 10% of the Company’s shares on issue at the date of the Meeting.

●	No options are exercised or performance rights are converted into fully paid ordinary securities before the date of the issue of securities under ASX Listing Rule 7.1A.

●	Does not include the issue of any other securities of the Company, including without limitation for which shareholder approval is being sought at the Meeting.

●	The table does not demonstrate an example of dilution that may be caused to a particular Shareholder by reason of placements under ASX Listing Rule 7.1A, based on that shareholder’s holding at the date of the Meeting.

●	The table only demonstrates the effect of issues of securities under ASX Listing Rule 7.1A. It does not consider placements made under ASX Listing Rule 7.1.

●	The deemed price in the table is indicative only and does not consider the maximum 25% discount to market that the securities may be placed at under ASX Listing Rule 7.1A.

The Company may only issue equity securities under ASX Listing Rule 7.1A for cash consideration. In such circumstances, the Company intends to use the funds raised (if any) towards developing its existing business and any acquired business, or to fund new projects or business opportunities and/or for general working capital.

The Company will comply with the disclosure obligations under ASX Listing Rules 7.1A.4 upon issue of any equity securities under the 10% Placement Facility.

The Company’s allocation policy is dependent on the prevailing market conditions at the time of any proposed issue pursuant to the 10% Placement Facility. The identity of the allottees of equity securities will be determined on a case-by-case basis having regard to factors including but not limited to the following:

●	the methods of raising funds that are available to the Company, including but not limited to, rights issues or other issues in which existing security holders can participate;

●	the effect of the issue of the equity securities on the control of the Company;

●	the financial situation and solvency of the Company; and

●	advice from corporate, financial and broking advisers (if applicable).

Due to the forward looking nature of the approval, the allottees under the 10% Placement Facility have not been determined as at the date of the Notice but may include existing shareholders and/or new shareholders who are not related parties or associates of a related party of the Company.

The Company has previously obtained shareholder approval under ASX Listing Rule 7.1A at its 2024 AGM. During the 12-month period preceding the date of the Meeting, the Company issued 32,299,742 equity securities under the 10% Placement Capacity approved by shareholders at its 2024 AGM, representing approximately 9.77% of the total number of securities on issue prior to the date of the 2024 Meeting. Details as required by ASX Listing Rule 7.3A.6 for the issue are set out below:

Date	Quantity	Class	Recipients	Issue price and discount	Cash
17/07/2025	32,299,742	Ordinary shares	Unrelated investors who were either identified by ThinkEquity LLC or the Company.	A$0.235. Closing price on date of issue A$0.26. 9.62% discount.

A$7,590,439.37

Spent: Nil

Remaining: A$7,590,439.37

Funds raised have been, or will be, used for resource and exploration field programs, including additional drilling and exploration, feasibility studies, and general working capital.

A voting exclusion statement as set out in the Notice applies to Resolution 4. As at the date of the Notice, the Company has not approached any particular existing shareholder or security holder or an identifiable class of existing security holder to participate in the issue of the equity securities.

The directors of the Company unanimously recommend shareholders vote in favour of Resolution 4.

Background to Resolutions 5 and 6

On 15 July 2025 Melbourne time (14 July 2025 US time), the Company announced that it had received firm commitments for a placement of 72,000,000 fully paid ordinary shares (“Placement Shares”) (every 60 Placement Shares represented by one American Depositary Share (“ADS”), or 1,200,000 ADSs in the aggregate) at an issue price of A$0.235 (23.5 Australian cents) per Placement Share (US$9.25 per ADS) to raise A$16.92 million (US$11.1) before costs (“Placement”). The Placement Shares were issued on 16 July 2025 under the placement capacity available to the Company under ASX Listing Rules 7.1 and 7.1A. ThinkEquity LLC (“ThinkEquity”) underwrote the Placement. Participants in the Placement were unrelated investors who were either identified by ThinkEquity or the Company.

In addition, ThinkEquity exercised its overallotment option for the issue of a further 6,504,000 Placement Shares represented by 108,400 ADSs on the same terms under the Placement, raising A$1,528,440 (US$1,002,700) before costs. The issue of these Placement Shares occurred on 18 July 2025 Melbourne time (17 July 2025 US time) under the placement capacity available to the Company under ASX Listing Rule 7.1. Subscribers for Placement Shares pursuant to the overallotment options were unrelated investors who were either identified by ThinkEquity or the Company.

The Company agreed to issue ThinkEquity (and/or its nominee(s)) up to 3,925,200 unlisted warrants (represented by 65,420 ADSs (Warrants) as part fees for capital raising services provided by ThinkEquity, being equivalent to 5% of the total maximum number of Placement Shares that may be issued under the Placement. The Warrants have an exercise price of A$0.3525 (35.25 Australian cents) per share (US$13.875 per ADS (noting each ADS represents 60 fully paid ordinary shares)) and expire 17 July 2030. The material terms of the Warrants are set out in Annexure A. The issue of Warrants is subject to shareholder approval which is sought under Resolution 6.

Resolution 5 seeks shareholder approval for the ratification of the prior issue of the Placement Shares for the purposes of ASX Listing Rule 7.4 and for all other purposes. Resolution 6 seeks shareholder approval for the issue of the Warrants for the purposes of ASX Listing Rule 7.1 and for all other purposes.

ASX Listing Rules – Resolution 5

ASX Listing Rule 7.1 provides that a company must not, subject to specified exceptions including ASX Listing Rule 7.1A, issue or agree to issue during any twelve (12) month period any equity securities, or other securities with rights to conversion to equity, if the number of those securities exceeds 15% of the share capital of the Company at the commencement of that twelve (12) month period.

46,204,258 Placement Shares were issued under the placement capacity available to the Company under ASX Listing Rule 7.1. 32,299,742 Placement Shares were issued under the placement capacity available to the Company under ASX Listing Rule 7.1A.

ASX Listing Rule 7.4 provides that where a company’s shareholders ratify the prior issue of securities, or an agreement to issue securities, made pursuant to ASX Listing Rule 7.1 (provided the previous issue did not breach ASX Listing Rule 7.1 and/or 7.1A) those securities will be deemed to have been issued or agreed to be issued with shareholder approval for the purposes of ASX Listing Rule 7.1. The Company seeks approval under ASX Listing Rule 7.4 to refresh its capacity to make further issues without shareholder approval under ASX Listing Rule 7.1 and/or 7.1A.

If shareholders pass Resolution 5 then the Placement Shares will be treated as not having used the placement capacity of the Company available under the ASX Listing Rules. The Placement Shares will also increase the placement capacity available to the Company under the ASX Listing Rules. If shareholders do not pass Resolution 5 then the Placement Shares will continue to use the placement capacity available to the Company under the ASX Listing Rules.

The following information is provided in accordance with the requirements of ASX Listing Rule 7.5:

●	The Placement Shares were issued to existing and new unrelated investors. The investors in the Placement were identified by either ThinkEquity or the Company.

●	The total number of securities issued was 78,504,000 fully paid ordinary shares (Placement Shares). The Placement Shares are represented by an aggregate of 1,308,400 ADSs (60 Placement Shares per ADS).

●	The Placement Shares have the same terms and rights as, and will rank equally with, the Company’s other fully paid ordinary shares.

●	The Placement Shares were issued on 17 July 2025 Melbourne time (16 July 2025 US time) (72,000,000) and 18 July 2025 Melbourne time (17 July 2025 US time) (6,504,000) under the placement capacity available to the Company under ASX Listing Rules 7.1 and 7.1A and an Appendix 2A was released to ASX on 17 July 2025 and 21 July 2025 respectively.

●	Placement Shares have an issue price of $0.2350 (23.5 cents) each (US$9.25 per ADS).

●	The purpose of the issue of the Placement Shares was to raise A$18,448,440 (US$12,102,700) before costs. Funds raised under the Placement have been, or are proposed to be, used for resource and exploration field programs, including additional drilling and exploration, feasibility studies, and general working capital.

●	A voting exclusion statement as set out in the Notice applies to Resolution 5.

ASX Listing Rules – Resolution 6

ASX Listing Rule 7.1 provides that a company must not, subject to specific exceptions, issue or agree to issue during any twelve month period any equity securities, or other securities with rights to conversion to equity, if the number of those securities exceeds 15% of the company’s issued share capital at the commencement of the twelve month period. One circumstance where an action or an issue is not taken into account in calculating the 15% threshold is where the issue has the prior approval of shareholders at a general meeting.

If shareholders approve of Resolution 6, the Company will be able to issue the Warrants. The issue of ADSs representing fully paid ordinary shares on exercise of the Warrants (if any) will also increase the placement capacity available to the Company under ASX Listing Rule 7.1 and, if approval is held at the time, ASX Listing Rule 7.1A. If shareholders do not approve Resolution 6 then the Company will not be able to issue the Warrants and the Company would need to potentially negotiate with ThinkEquity which has the potential to result in the Company making a cash payment in lieu of the Warrants.

The following information is provided in accordance with the requirements of ASX Listing Rule 7.3:

●	The Warrants are to be issued to ThinkEquity LLC (and/or its nominee(s)).

●	The maximum number of securities to be issued is 3,925,200 Warrants (represented by 65,420 ADSs).

●	The material terms of the Warrants are set out in Annexure A.

●	The Warrants are to be issued shortly after the Meeting and in any event no later than three (3) months after the date of the Meeting.

●	Warrants are to be issued for nil cash as part consideration for capital raising services provided by ThinkEquity in connection with the Placement.

●	No funds were raised from the issue of the Warrants, which are to be issued as part consideration for capital raising services provided by ThinkEquity in connection with the Placement. Funds raised on exercise of Warrants (if any) will be used to meet the working capital requirements of the Company at the time of exercise.

●	A voting exclusion statement as set out in the Notice applies to Resolution 6.

Resolution 7: Adoption of employee incentive scheme

Resolution 7 seeks shareholder approval for the adoption of an employee incentive scheme, being the Employee Security Ownership Plan (Plan). A summary of the Plan is set out in Annexure B.

ASX Listing Rules

ASX Listing Rule 7.1 requires that shareholder approval is required for an issue of securities if the securities will, when aggregated with the securities issued by the entity during the previous 12 months, exceed 15% of the number of securities on issue at the commencement of that 12-month period.

ASX Listing Rule 7.2 Exception 13(b) provides an exception to ASX Listing Rule 7.1 for securities issued under an employee incentive scheme within 3 years of shareholder approval of the scheme. The Company seeks approval of the Plan for the purposes of ASX Listing Rule 7.2 Exception 13(b) so that issues of securities under the Plan do not impede the capacity of the Company to issue up to a further 15% of its capital without shareholder approval.

If shareholders approve Resolution 7, the Company will be able to issue securities under the Plan without using placement capacity available to the Company. If shareholders do not approve Resolution 7, the Company will not be able to issue securities under the Plan without using placement capacity. The Company will not be able to issue securities under the Plan to related parties without further shareholder approval.

The following information is provided in accordance with Listing Rule 7.2 Exception 13(b):

●	A summary of the terms of the Plan is set out in Annexure B.

●	The Company has not issued any securities under the Plan, which is proposed as a new incentive plan of the Company. The Company does however propose issuing the options the subject of Resolutions 8A to 8E under the Plan. Any issue or agreement to issue securities under the Plan will be announced to ASX.

●	The maximum aggregate number of securities that may be issued under the Plan is 19,000,000. Assuming shareholders approve the issue of options the subject of Resolutions 8A to 8E and the Company issues the options under those Resolutions 8A to 8E, the Company will be able to issue up to a further 6,000,000 securities under the Plan. As noted above, the Company will not be able to issue securities under the Plan to related parties without further shareholder approval.

●	A voting exclusion statement and proxy voting prohibition as set out in the Notice applies to Resolution 7.

General

An electronic copy of the Plan will be made available to shareholders upon request to the Company.

Resolutions 8A to 8E: proposed issue of options to Directors

Resolutions 8A to 8E seek shareholder approval for the purposes of ASX Listing Rule 10.14, section 195(4) of the Corporations Act and for all other purposes to issue unlisted options to Directors of the Company (and/or their nominee(s)) as incentive securities under the terms and conditions of the Plan. The options are proposed to have the following commercial terms:

Class	Exercise Price	Expiry Date	Vesting Conditions
Class A Options	A$0.45 (45 cents)	3 years from issue	Vesting 31 December 2025, provided the holder is an employee or contractor or director of the Company at all times during the period from the date of issue and ending on 31 December 2025.
Class B Options	A$0.45 (45 cents)	3 years from issue	The share price closing price being greater than or equal to a 5 day volume weighted average price (“VWAP”) of A$0.75 (75 cents) on ASX prior to the expiry date, provided that the holder is an employee or contractor or director of the Company at all times during the period from the date of issue and ending on the date the vesting condition is satisfied.
Class C Options	A$0.45 (45 cents)	3 years from issue	Completion of an RPM Area Pre-Feasibility Study (PFS) by 31 December 2026, provided that the holder is an employee or contractor or director of the Company at all times during the period from the date of issue and ending on the date the vesting condition is satisfied.
Class D Options	A$0.45 (45 cents)	3 years from issue	First commercial sales of antimony to an unrelated third party prior to the expiry date, provided that the holder is an employee or contractor or director of the Company at all times during the period from the date of issue and ending on the date the vesting condition is satisfied.

The proposed recipients and the number of options of each class that they are proposed to receive are set out in the table below:

#	RECIPIENT*	Class A Options	Class B Options	Class C Options	Class D Options	TOTAL
8A	Christopher Gerteisen	1,125,000	1,000,000	1,000,000	1,000,000	4,125,000
8B	Louie Simens	875,000	750,000	750,000	750,000	3,125,000
8C	Craig Bentley	875,000	750,000	750,000	750,000	3,125,000
8D	Avi Geller	375,000	375,000	250,000	375,000	1,375,000
8E	Richard Beazley	250,000	375,000	250,000	375,000	1,250,000
TOTAL		3,500,000	2,250,000	3,000,000	3,250,000	13,000,000

*options may be issued to nominee(s) as advised to the Company

Full terms of the options other than the vesting conditions are set out in Annexure C.

If shareholders:

●	Approve all of Resolutions 8A to 8E, the Company will be able to issue the options to Directors (and/or their nominee(s)) as set out in the table above. Shares issued on exercise of options (if any) will also increase the placement capacity available to the Company under ASX Listing Rule 7.1 and, if approval is held at the time, ASX Listing Rule 7.1A.

●	Approve some, but not all, of Resolutions 8A to 8E then the Company will be able to issue the options the subject of the Resolution(s) approved by shareholders and the issue of shares on exercise of options (if any) will also increase the placement capacity available to the Company under ASX Listing Rule 7.1 and, if approval is held at the time, ASX Listing Rule 7.1A. The Company will not, however, be able to issue options in respect of the Resolution(s) not approved by shareholders.

●	Do not approve any of Resolutions 8A to 8E then the Company will not be able to issue options.

The following information is provided for Resolutions 8A to 8E for the purposes of ASX Listing Rule 10.15:

●	Options are to be issued to each named Director, being Christopher Gerteisen (Resolution 8A), Louie Simens (Resolution 8B), Craig Bentley (Resolution 8C), Avi Geller (Resolution 8D) and Richard Beazley (Resolution 8E) (and/or their nominee(s)).

●	Each of the proposed recipients of options is a Director and therefore falls within ASX Listing Rule 10.14.1.

●	The number of options are set out in the table below:

#	RECIPIENT*	Class A Options	Class B Options	Class C Options	Class D Options	TOTAL
8A	Christopher Gerteisen	1,125,000	1,000,000	1,000,000	1,000,000	4,125,000
8B	Louie Simens	875,000	750,000	750,000	750,000	3,125,000
8C	Craig Bentley	875,000	750,000	750,000	750,000	3,125,000
8D	Avi Geller	375,000	375,000	250,000	375,000	1,375,000
8E	Richard Beazley	250,000	375,000	250,000	375,000	1,250,000
TOTAL		3,500,000	3,250,000	3,000,000	3,250,000	13,000,000

●	The total remuneration package of each of the Directors is set out below:

○	Resolution 8A – Christopher Gerteisen: US$252,000 (A$386,089)

○	Resolution 8B – Louie Simens: $276,000

○	Resolution 8C – Craig Bentley: $200,000

○	Resolution 8D – Avi Geller: $60,000

○	Resolution 8E – Richard Beazley: $120,000

●	No securities have previously been issued under the Plan to Directors, noting that the options the subject of Resolutions 8A to 8E are to be issued under the Plan proposed for approval under Resolution 7. A summary of the material terms of the Plan is set out in Annexure B.

●	A summary of the key commercial terms of the options are set out in the table below:

Class	Exercise Price	Expiry Date	Vesting Conditions
Class A Options	A$0.45 (45 cents)	3 years from issue	Vesting 31 December 2025, provided the holder is an employee or contractor or director of the Company at all times during the period from the date of issue and ending on 31 December 2025.
Class B Options	A$0.45 (45 cents)	3 years from issue	The share price closing price being greater than or equal to a 5 day volume weighted average price (“VWAP”) of A$0.75 (75 cents) on ASX prior to the expiry date, provided that the holder is an employee or contractor or director of the Company at all times during the period from the date of issue and ending on the date the vesting condition is satisfied.
Class C Options	A$0.45 (45 cents)	3 years from issue	Completion of an RPM Area Pre-Feasibility Study (PFS) by 31 December 2026, provided that the holder is an employee or contractor or director of the Company at all times during the period from the date of issue and ending on the date the vesting condition is satisfied.
Class D Options	A$0.45 (45 cents)	3 years from issue	First commercial sales of antimony to an unrelated third party prior to the expiry date, provided that the holder is an employee or contractor or director of the Company at all times during the period from the date of issue and ending on the date the vesting condition is satisfied.

The full terms of options other than the vesting conditions are set out in Annexure C. The options are proposed to be issued as incentive options to remunerate each of the recipients. Options were chosen as a means of preserving cash reserves in the Company whilst providing valuable remuneration to each of the proposed recipients.

●	A Black-Scholes valuation of the options as at 16 July 2025 attributed a value of A$0.0841 per option. This valuation did not take into account the impact of the vesting conditions (which are not quantifiable for the purposes of the Black-Scholes valuation completed by the Company) on the value of the options.

●	The options the subject of Resolutions 8A to 8E are proposed to be issued shortly after the Meeting and in any event no later than 3 years after the date of the Meeting.

●	No funds are payable for the issue of the options, which are being issued as incentive securities to remuneration the proposed recipients.

●	No loan will be made in relation to the issue of options the subject of Resolutions 8A to 8E.

●	The Company confirms the following:

○	Details of any securities issued under the Plan will be published in the annual report of the Company relating to the period in which the securities were issued, along with a statement that approval for the issue was obtained under ASX Listing Rule 10.14.

○	Any additional persons covered by ASX Listing Rule 10.14 who become entitled to participate in an issue of securities under the Plan after Resolutions 8A to 8E are approved and who are not named in the Notice will not participate until approval is obtained under that rule.

●	Voting exclusion statements as set out in the Notice apply to Resolutions 8A to 8E.

Chapter 2E of the Corporations Act

Under Chapter 2E of the Corporations Act, a public company cannot give a “financial benefit” to a “related party” unless one of the exceptions to the section apply or shareholders have in a general meeting approved the giving of that financial benefit to the related party.

Each of the proposed recipients of options is a Director and therefore a related party of the Company as defined under the Corporations Act.

Section 211 of the Corporations Act provides that one of the exceptions to the requirement to obtain shareholder approval for giving a financial benefit to a related party is where the benefit is given to the related party as an officer of the Company and to give the remuneration would be reasonable given:

●	the circumstances of the Company; and

●	the related party’s circumstances (including the responsibilities involved in the office or employment).

The Company considers the proposed issue of unlisted options the subject of Resolutions 8A to 8E respectively are reasonable remuneration and, as such, fall within the exception set out in section 211 of the Corporations Act.

In reaching this view, the Company has considered the position and responsibilities of each of the proposed recipients, the reliance by the Company on a limited number of personnel, the need for the Company to effectively incentivise its Senior Management whilst aligning that incentive with increasing shareholder value, the desirability of preserving cash resources within the Company and the terms of the options (including the vesting dates).

The Company considers issue of the options is an effective tool which preserves the cash reserves of the Company whilst providing valuable consideration.

Corporations Act – Section 195(4)

Notwithstanding the above, and although no Director of the Company participated in the decision making process in respect of securities proposed to be issued to them, the Directors of the Company acknowledge that Resolutions 8A to 8E separately relate to an issue of securities to a majority of the Directors of the Company. Accordingly, the Directors of the Company propose that Resolutions 8A to 8E each also be put to Shareholders for the purpose of section 195(4) of the Corporations Act such that the Shareholders of the Company determine whether the named related parties will be issued the securities the subject of Resolutions 8A to 8E.

Proxy voting prohibitions in accordance with section 250BD of the Corporations Act apply to Resolutions 8A to 8E.

Resolution 9: non-binding resolution to ratify appointment of independent registered public accounting firm

The Board has appointed Grassi & Co. CPAs, P.C. (“Grassi”) to serve as the independent registered public accounting firm for the financial year ending 30 June 2026 for financial statements filed with the Securities and Exchange Commission (“SEC”). Grassi has acted as principal US based accountant of the Company since June 2022.

A representative of Grassi is expected to be present via telephone conference at the Meeting. He or she will have the opportunity to make a statement if desired and is expected to be available to respond to appropriate questions.

For the avoidance of doubt, Grassi is the principal independent registered public accountant for financial statements with the Securities and Exchange Committee (“SEC”). It is not the principal auditor of the Company responsible for auditing the financial statements of the Company filed with ASX. The auditor of the Company is RSM Australia Partners. Resolution 9 does not relate to the auditor of the Company, including without limitation for the purposes of the Corporations Act. Resolution 9 is being put to shareholders as a non-binding resolution in accordance with the commitment of the Company to good corporate governance and is not required to be put to shareholders on any basis, including under applicable law.

The Audit Committee retains the independent registered public accounting firm and approves in advance all audit and non-audit services performed by this firm and any other auditing firms. Although management has the primary responsibility for the financial statements and the reporting process including the systems of internal control, the Audit Committee consults with management and the independent registered public accounting firm regarding the preparation of financial statements and the adoption and disclosure of critical accounting estimates of the Company and generally oversees the relationship of the independent registered public accounting firm with the Company. The independent registered public accounting firm is responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, relating to their judgments as to the quality, not just the acceptability, of the Company’s accounting principles, and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards.

It is the responsibility of management to determine that financial statements and disclosures of the Company are complete and accurate and in accordance with generally accepted accounting principles. It is the responsibility of the independent registered public accounting firm to conduct the audit of the financial statements and disclosures of the Company. In giving its recommendation to the Board that audited financial statements for the year ended June 30, 2025 be included in the Annual Report on Form 20-F for the year ended June 30, 2025 the Audit Committee has relied on: (1) management’s representation that such financial statements have been prepared with integrity and objectivity and in conformity with generally accepted accounting principles in the United States; and (2) the report of the independent registered public accounting firm with respect to such financial statements.

Principal Accountant Fees and Services

The following table shows the fees for services provided by Grassi & Co. CPAs, P.C. for the financial years ended 30 June 2025 and 2024 (including estimated, anticipated fees payable to Grassi for the financial year ended 30 June 2025).

Grassi & Co
Audit fees	279,838*	261,222
Audit related fees (including Review associated with the US listing)	119,889	115,567
Tax fees	-	-
All other fees	-	-
Total	399,727	376,789

* Includes the estimated accrual for 30 June 2025.

Audit Fees: Audit fees are fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual combined financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees: Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and not reported under the previous category. These services would include, among others: accounting consultations, U.S. Sarbanes-Oxley Act of 2002 assessments, and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards. They also include fees for assurance reporting on our current and historical financial information included in our SEC registration statement in connection with our July and September 2024 public offerings and also fees for the review of the interim financial information in connection with our July and September 2024 public offerings.

Tax Fees: Tax fees may consist of fees for professional services, including tax compliance. There were no such fees paid by the Company to Grassi & Co. CPAs, P.C. in the fiscal years ended June 30, 2025 and 2024.

All Other Fees: There were no such fees incurred by the Company in the fiscal years ended 30 June 2024 and 30 June 2025.

Pre-Approval Policies and Procedures

In accordance with Sarbanes-Oxley, the audit committee charter requires the audit committee to pre-approve all audit and permitted non-audit services provided by the independent registered public accounting firm, including the review and approval in advance of the independent registered public accounting firm’s annual engagement letter and the proposed fees contained therein. The audit committee has the ability to delegate the authority to pre-approve non-audit services to one or more designated members of the audit committee. If such authority is delegated, such delegated members of the audit committee must report to the full audit committee at the next audit committee meeting all items pre-approved by such delegated members.

In the fiscal years ended 30 June 2024 and 30 June 2025, all of the services performed by the independent registered public accounting firm were pre-approved by the board and/ or audit committee.

No Appraisal Rights

No appraisal rights are available under the Corporations Act or under the Constitution, as amended, with respect to Resolution 9.

Interests of Officers and Directors in this Proposal

The officers and directors of the Company do not have a substantial interest, direct or indirect, in this proposal.

Required Vote

The selection of an independent registered public accounting firm is not required to be submitted to a vote of shareholders for ratification. However, we are submitting this matter to the shareholders as a matter of good corporate governance. Even if the appointment is ratified, the Board may, in its discretion, appoint a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and shareholders. If the appointment is not ratified, the Board will reconsider whether or not to retain Grassi.

Note: references in the Notice and the Memorandum to “$” are to Australian currency unless specified otherwise.

ANNEXURE A

SUMMARY OF TERMS OF WARRANTS

A summary of the material terms of the Warrants the subject of Resolution 6 is set out below:

Exercisability. The warrants are not exercisable until 180-days after commencement of sales of the Placement Shares, or 16 July 2025. Once able to be exercised, the warrants are exercisable at any time up to the expiry date of 17 July 2030. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the ordinary shares underlying the warrants and the ADSs under the Securities Act is effective and available for the issuance of such shares, by payment in full in immediately available funds for the number of ordinary shares purchased upon such exercise. If a registration statement registering the issuance of the ordinary shares underlying the warrants and the ADSs under the Securities Act is not effective or available the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of ADSs determined according to the formula set forth in the warrant. A warrant holder may exercise its warrants only for a whole number of ADSs. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. No fractional shares or ADSs will be issued in connection with the exercise of a warrant. If, upon the exercise of Warrants, a holder would be entitled to receive a fractional interest in an ADS, the Company will, upon exercise, round down to the nearest whole number the number of ADSs to be issued to the Warrant holder.

Exercise Limitation. A holder will not have the right to exercise any portion of the warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or 9.99% at the election of the holder) of the number of ordinary shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, provided that any increase in such percentage shall not be effective until 61 days following notice from the holder to us.

Exercise Price. The exercise price per whole ADS purchasable upon exercise of the warrants is US$13.875 per whole ADS. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our ordinary shares and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Transferability. Subject to applicable laws, the warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing. There is no trading market for the Warrants on any securities exchange or nationally recognised trading system; the Company does not expect a trading market to develop and we do not intend to list the warrants on any securities exchange or other trading market.

Fundamental Transactions. In the event of a fundamental transaction, as described in the warrants and generally including any reorganization, recapitalization or reclassification of our ordinary shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding ordinary shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding ordinary shares, the holders of the warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction without regard to any limitations on exercised contained in the warrants.

Rights as a Stockholder. Except as otherwise provided in the warrants or by virtue of such holder’s ownership of ADSs or ordinary shares, the holder of a warrant does not have the rights or privileges of a holder of ADSs or ordinary shares, including any voting rights, until the holder exercises the warrant. An exercising warrant holder will not become a holder of ADSs until the ADS depositary registers and delivers the ADSs.

Exclusive Forum. The Form of Warrant Certificate provides that (i) legal proceedings concerning the interpretation, enforcement and defense of the Warrant will be commenced in the state and federal courts sitting in the City of New York, Borough of Manhattan and (ii) that the parties thereto irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. Notwithstanding the foregoing, such exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or any other claim for which the federal district courts of the United States are the sole and exclusive forum.

Governing Law. The warrants are governed by New York law.

ANNEXURE B

SUMMARY OF EMPLOYEE SECURITIES OWNERSHIP PLAN

The Company is seeking shareholder approval for the adoption of the Employee Security Ownership Plan (Plan) at the Meeting.

The maximum number of securities which may be issued under the Plan is 19,000,000.

Shares issued on exercise of an option issued under the Plan, and options which have been cancelled or which have lapsed are not counted in determining the number of securities issued under the Plan.

Any issues of securities or agreements to issue securities under the Plan will be announced to ASX.

The Plan provides for shares, options or other securities or interests (including performance rights) to be issued to eligible persons.

The purpose of the Plan is to:

(a)	provide eligible persons with an additional incentive to work to improve the performance of the Company;

(b)	attract and retain eligible persons essential for the continued growth and development of the Company;

(c)	promote and foster loyalty and support amongst eligible persons for the benefit of the Company; and

(d)	enhance the relationship between the Company and eligible persons for the long-term mutual benefit of all parties.

Eligible persons are directors, officers and employees of, or consultants to, the Company or an associated body corporate and, in the case of consultants, may include bodies corporate. Participants in the Plan, the number, type and terms of any securities offered or issue, and the terms of any invitation, offer or issue are determined by the Board with the advice of the remuneration committee, if any.

Directors and related parties of the Company may only participate in the Plan if prior shareholder approval is obtained in accordance with the ASX Listing Rules.

The Board is to administer the terms of the Plan, including but not limited to determining the terms of securities issued, adoption of rules subordinate to the Plan for the administration of the Plan and the suspension or termination of the Plan.

The Plan is to be interpreted and applied in accordance with and subject to the ASX Listing Rules.

ANNEXURE C

TERMS OF OPTIONS – RESOLUTIONS 8A TO 8E

Options have the vesting conditions set out on page 18 of the Notice.

●	Each option (Option) entitles the holder to acquire one ordinary fully paid share (Share) in the capital of the Company.

●	The exercise price is a price to exercise each Option is $0.45 (45 cents).

●	The Options expire at 5pm (Melbourne time) on the date that is 3 years from issue of Options (Expiry Date).

●	Subject to satisfaction of any applicable vesting condition, the Options can be exercised by completing an option exercise form and delivering it together with the payment for the number of Shares in respect of which the options are exercised to the Company’s share registry.

●	Any Option that has not been exercised prior to the expiry date automatically lapses.

●	An Option for which the applicable vesting condition has not been satisfied by the applicable date for satisfaction (or which becomes incapable of being satisfied) automatically lapses and is cancelled.

●	Holders shall not be entitled to exercise their Options (and the Company will not be required to issue shares upon such exercise) if it would be unlawful to do so.

●	Subject to applicable law, the Options are freely transferable.

●	The exercise price of an Option is payable in full on exercise.

●	Where an Option holder determines to exercise some, but not all, of their held Options, the total aggregate amount payable to exercise the Options must be a minimum of $1,000.

●	All Shares issued upon exercise of Options will rank pari passu in all respect with, and have the same terms as, the Company’s then issued fully paid ordinary shares. The Company will apply for official quotation by ASX of all Shares issued upon exercise of Options, subject to any restriction obligations imposed by ASX and the Company being listed on ASX at the relevant time. The Options will not give any right to participate in dividends until shares are issued pursuant to the terms of the relevant Options.

●	There are no participation rights or entitlements inherent in the Options. Option holders are not entitled to participate in new issues of securities offers to shareholders without first exercising the Option. Prior to the Expiry Date and if required by the Listing Rules, the Company will send notices to option holders in accordance with the time limits required by the Listing Rules in respect of offers of securities made to shareholders.

●	In the event of any reconstruction (including consolidation, subdivision, reduction or return) of the issued capital of the Company prior to the Expiry Date, the number of Options or the exercise price of the Options or both shall be reconstructed in accordance with the Listing Rules applying to a reorganisation of capital at the time of the reconstruction.

●	These terms of Options shall be interpreted in accordance with, and governed by, the terms of the Plan.

●	Options will otherwise have the terms as required by ASX and the Listing Rules.